Exhibit 99.1

IDREAMSKY TECHNOLOGY LIMITED ANNOUNCES SHAREHOLDERS VOTE TO APPROVE GOING PRIVATE TRANSACTION

SHENZHEN, China, May 16, 2016 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today announced that the Company’s shareholders voted in favor of, among others, the proposal to authorize and approve (i) the previously announced agreement and plan of merger (the “merger agreement”) dated December 31, 2015 by and among Dream Investment Holdings Limited (“Parent”), Dream Merger Sub Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached to the merger agreement (the “plan of merger”), and (iii) any and all transactions contemplated by the merger agreement, including the merger.

Immediately after the completion of the merger, Parent will be beneficially owned by a consortium led by Mr. Michael Xiangyu Chen, chief executive officer and chairman of the board of directors of the Company and Mr. Anfernee Song Guan, chief technology officer and a director of the Company, together with certain rollover securityholders and new investors, including, among others, V Capital, Prometheus Capital, Legend Capital, We Capital, Star VC or their affiliated entities.

Approximately 71.8% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99.9% were voted in favor of the proposal to authorize and approve the merger agreement, plan of merger and any and all transactions contemplated by the merger agreement, including the merger. A two thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the merger.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, the Company will become a privately held company and its American depositary shares will no longer be listed on the NASDAQ Global Select Market.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) was the largest independent mobile game publishing platform in China based on the number of active users in 2015, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

iDreamSky Contact:

For investor and media inquiries, please contact:

Mr. Derek Xiao

iDreamSky Technology Limited

Phone: +86-755-8668-5111. Ext.8007

E-mail: ir@idreamsky.com

Vera Tang

ICR, Inc.

Tel: +1 646-450-5180

Email: ir@idreamsky.com